SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of June, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                      RYANAIR LAUNCH 2005 WINTER SCHEDULE
                           500,000 seats at only 99p*

Ryanair, Europe's No. 1 low fares airline today (Thursday, 30th June 2005) announced the rolling out of its 2005 Winter Schedule, which commences on 30th October 2005 and runs until 25th March 2006. Seats for this period start from only 99p* and are available for booking immediately across the entire network of 233 routes to 21 European countries at www.ryanair.com.

Launching the 2005 Winter Schedule today, Ryanair's Head of Communications, Peter Sherrard , said:

        "Forget all those fast approaching Winter Blues, instead be one of the first to snap up now some of our 99p* Winter Sale fares on www.ryanair.com. Our 2005 Winter Schedule which is 33% Bigger than last year, has something for everyone, with lots of old favourites including Turin, Salzburg, Seville and Bari plus many many exciting new destinations like Bratislava in Slovakia, Gdansk and Poznan in Poland and Kaunas in Lithuania!

        "To celebrate our Biggest Ever Winter Schedule that covers 233 routes to 21 European countries, we are selling 500,000 seats at only 99p*. This Special 2005 Winter Schedule offer must end on midnight 7th July 2005, so to avoid disappointment for that Winter Break Away, get online now at ryanair.com to pick up your early Winter bargains today.

        "At Ryanair.com you can also book winter sports travel insurance at fantastic rates and you will also find the best car hire and accommodation deals this winter".

*One way tax exclusive
Booking Period:       Today until Midnight Thursday 7th July 2005
Travel Period:        30th October - 25th March 2005
Applicable Days:      12.00 Monday - 12.00 Thursday
Excludes holiday periods - subject to availability

Ends.                         Thursday, 30th June 2005

For further information:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 8121228         Tel: 00 353 1 4980300





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  30 June 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director